NewsRelease

Prince Rupert Gas Transmission Project Receives
Oil and Gas Commission Approvals

Final permits issued for construction and operation of pipeline project

Vancouver, British Columbia – October 27, 2015 – TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) announced today that it has received final permits from the BC Oil and Gas Commission (BCOGC), giving regulatory approval for the construction and operation of the Prince Rupert Gas Transmission pipeline project (PRGT).

“Receiving the full complement of 11 pipeline and facility permits is a major milestone for the project, and concludes an exhaustive regulatory process that we embarked on more than two years ago,” said Tony Palmer, PRGT president. “Along with the B.C. Environmental Assessment Certificate received last November, the BCOGC permitting process was the last major regulatory step for PRGT. At the same time, we continue to work towards securing more Project Agreements with First Nations, which provide significant financial benefits while addressing cultural and environmental interests.”

The BCOGC permits cover the entire 900 kilometre route from just north of Hudson’s Hope, B.C. to Lelu Island, off the coast of Port Edward, near Prince Rupert. As well, the permits approve construction of three compressor stations and a meter station where the gas is to be delivered to the Pacific NorthWest (PNW) LNG facility. The PRGT project – approximately 780 kilometres of land pipeline and 110 kilometres of marine pipeline - will connect the natural gas production in the Montney fields of northeastern B.C. with the proposed PNW LNG liquefaction facility on Lelu Island.

In order for PRGT to proceed with construction, PNW LNG must receive a positive decision from the federal government under the Canadian Environmental Assessment Act, 2012. Once approval is received, and PNW LNG has confirmed its decision to proceed with the project, PRGT will begin site preparation for camp locations and right-of-way clearing, with commencement of pipeline construction activities shortly thereafter.

The BCOGC pipeline permits include approximately 70 conditions, which will govern implementation of the project, related to:

•	Notification and reporting

•	Environment

•	Heritage conservation

•	First Nations

•	Land clearing

•	Wildlife

•	Marine life and sensitive benthic (ocean floor) habitat

•	Terrain stability

•	Stream crossings

•	Engineering

The PRGT project will provide significant economic benefits for British Columbians, local and provincial governments and Aboriginal communities as it supports the export of surplus natural gas to global markets, including:

•	Thousands of short-term jobs directed at B.C. residents;

•	Opportunities for local and Aboriginal businesses;

•	Millions of dollars in annual taxes to help support local services such as schools, policing, fire protection, and waste management;

•	Billions of dollars in new investments for the province.

TransCanada is advancing the development of approximately $13 billion in natural gas projects in B.C. which will generate significant construction spending in the province plus taxation, jobs and other benefits.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 30, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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